EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-22

Mercator Minerals Reports Third Quarter 2012 Production Results
Record Copper Equivalent* Production Achieved

Vancouver, British Columbia – October 9, 2012 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") announced today production for the three months ended September 30, 2012 from its wholly-owned Mineral Park Mine (“Mineral Park”) which totaled 22.2 million pounds of copper equivalent*, and  consisted of 10.7 million pounds of copper in concentrates and cathode copper, 2.5 million pounds of molybdenum and 154,000 ounces of silver.

“We are very pleased with production at Mineral Park for the quarter. Despite the impact of 16  days of partial downtime due to temporary capacity constraints on the mine’s power supply, Mineral Park achieved record copper equivalent production, providing a strong basis for the mine to further increase production in subsequent quarters,” commented D. Bruce McLeod, President & CEO. “We are particularly encouraged with the sustained improvement in copper and molybdenum recoveries, which averaged 84.5% and 82.4% respectively, as compared to targeted recoveries of 80% and 75% respectively. Recoveries have averaged 84.6% and 82.1% for copper and molybdenum since June 2012.”

Third Quarter 2012 Operating Details
Production (1)	Q3 2012	YTD 2012
Copper in concentrate (lbs)	9,800,522	27,484,861
Cathode copper (lbs)	912,104	2,589,968
Total copper (lbs)	10,712,626	30,074,829
Molybdenum in concentrate (lbs)	2,536,698	7,437,762
Silver (oz)	153,899	520,513
Mine
Total tons mined	7,011,870	22,005,205
Ore tons mined	3,948,357	12,370,535
Leach tons mined	854,779	2,252,426
Low grade tons mined	675,774	2,467,643
Waste tons mined	1,532,960	4,914,600
Mill
Tons processed	3,867,887	12,540,585
Tons processed per day	42,042	45,769
Copper grade (%)	0.150	0.139
Molybdenum grade (%)	0.040	0.038
Silver grade (oz/t)	0.063	0.102
Recoveries
Copper (%)	84.5	78.8
Molybdenum (%)	82.4	77.4
Silver (%)	63.3	40.8

Concentrates (1)
Copper concentrates (dry ton)	22,481	68,188
Copper (%)	21.8	20.2
Silver (oz/t)	6.85	7.63
Molybdenum concentrates (dry lbs)	5,235,763	15,229,171
Molybdenum (%)	48.5	48.8
(1)	Adjustments based on final settlements will be made in future periods.

Copper and molybdenum recoveries continue to be above targeted levels, averaging 84.5% and 82.4% for the quarter respectively, or 6% and 10% better than targeted recovery rates. These better than targeted recoveries are due to a number of factors including, improved flotation practices, reagents, and ore mineralogy. Recoveries were somewhat offset by less than expected average mill throughput of 42,042 tons per day due largely to unscheduled downtime associated with power constraints.

During the first week of August a scheduled warranty inspection of the gas turbine in the on-site power plant revealed some damaged components in the turbine. A leased turbine unit was installed and has been operating while the original unit is undergoing repairs. The unexpected change-out resulted in 68% less power being available to the mill for seven days during the quarter. The balance of the power supply disruptions relate to turbine downtime for follow-up inspections of the leased turbine and seasonal weather disruptions at both the utility provider and the mine site.

In the third quarter of 2012, the Mineral Park operations performed well, with record quarterly copper equivalent* production of 22.2 million pounds, which was 10% and 4% higher than the first and second quarters of 2012, respectively.  The Company expects to continue these successive quarterly production improvements in mill operations.

Q3-2012 Conference Call and Webcast
Mercator expects to announce its third quarter 2012 financial results on November 14, 2012, after market close. Management will host a conference call and webcast to discuss those results and provide a corporate update on November 15, 2012 at 8:30am (Pacific). To participate in the call, dial 877-240-9772 (North America) and 800-2787-2090 (International). To listen to the live webcast, visit www.gowebcasting.com/3844.  An archived recording of the conference call will be available for playback after the event until November 29, 2012 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference pass code 8809732#.

*Copper equivalent production
All references to copper equivalent production is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metals prices.

Quality Assurance/Quality Control
Gary Simmerman, BSc Mining Eng, FAusIMM, Mercator's VP Mineral Park, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mineral Park technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.,
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents that qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release has been prepared under the supervision of, and its disclosure has been reviewed by Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park, who is a Qualified Person as defined under NI 43-101.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered during operations, should such material be mined. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; and (3) the milling operations at Mineral Park will continue to be viable, operationally and economically.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.